UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-38904

FLEX LNG Ltd.
(Translation of registrant's name into English)

Par-La-Ville Place

14 Par-La-Ville Road

Hamilton
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of FLEX LNG Ltd. (the “Company”) for the nine months ended September 30, 2022.
This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3, filed with the Commission on October 1, 2021 (File No. 333-259962).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Our disclosure and analysis in this report pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We are taking advantage of the safe harbor provisions of the PSLRA and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "seeks," "targets," "potential," "continue," "contemplate," "possible," "likely," "might," "will," "would," "could," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements.

All statements in this report that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	general LNG shipping market conditions, including fluctuations in charter rates and vessel values;
•	the volatility of prevailing spot market charter rates;
•	our future operating or financial results;
•
global and regional economic and political conditions and developments, armed conflicts, including the recent conflicts between Russia and Ukraine, which remain ongoing as of the date of this report and terrorist activities, trade wars, tariffs, embargoes and strikes;

•	fluctuations in interest rates and foreign exchange rates;
•	stability of Europe and the Euro;
•	the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
•	our business strategy and expected and unexpected capital spending and operating expenses, including dry-docking, surveys, upgrades, insurance costs, crewing and bunker costs;
•	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels and risks associated with vessel construction and vessels' useful lives;
•	LNG market trends, including charter rates and factors affecting supply and demand;
•	the supply of and demand for vessels comparable to ours, including against the background of possibly accelerated climate change transition worldwide which would have an accelerated negative effect on the demand for fossil fuels, including natural gas, and thus transportation of LNG;
•
our financial condition and liquidity, including our ability to repay or refinance our indebtedness and obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•
our ability to enter into and successfully deliver our vessels under time charters or other employment arrangements after our current charters expire and our ability to earn income in the spot market (which includes vessel employment under single voyage spot charters and time charters with an initial term of less than six months);

FLEX LNG Ltd.

•	our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);
•	estimated future maintenance and replacement capital expenditures;
•
the expected cost of, and our ability to comply with, governmental regulations, including environmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	customers’ increasing emphasis on environmental and safety concerns;
•	availability of and ability to maintain skilled labor, vessel crews and management;
•	our anticipated incremental general and administrative expenses as a publicly traded company;
•	business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise;
•	potential physical disruption of shipping routes due to accidents, climate-related incidents, and public health threats; and
•	our ability to maintain relationships with major LNG producers and traders.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in "Item 3. Key Information—D. Risk Factors" of our Annual Report (as defined below). Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in governmental rules and regulations or actions taken by regulatory authorities including the implementation of new environmental regulations;
•
fluctuations in currencies and interest rates and the impact of the discontinuance of the London Interbank Offered Rate for US Dollars, or LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate;

•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters;
•	shareholders’ reliance on the Company to enforce the Company’s rights against contract counterparties;
•	dependence on the ability of the Company’s subsidiaries to distribute funds to satisfy financial obligations and make dividend payments;
•
the length and severity of epidemics and pandemics, including the novel coronavirus (“COVID-19”) and its impact on across our business on demand, operations in China and the Far East and knock-on impacts to our global operations;

•	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;
•	potential liability from future litigation, related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact;
•	the arresting or attachment of one or more of the Company’s vessels by maritime claimants;
•	potential requisition of the Company’s vessels by a government during a period of war or emergency;
•	treatment of the Company as a “passive foreign investment company” by U.S. tax authorities;
•	being required to pay taxes on U.S. source income;
•	the Company’s operations being subject to economic substance requirements;
•	the potential for shareholders to not be able to bring a suit against the Company or enforce a judgement obtained against the Company in the United States;
•	the failure to protect the Company’s information systems against security breaches, or the failure or unavailability of these systems for a significant period of time;
•	the impact of adverse weather and natural disasters;
•	potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures related to complying with such regulations;
•	any non-compliance with the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO, (the amendments hereinafter referred to as IMO 2020) to Annex VI to the International Convention for the Prevention of Pollution from Ships 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which will reduce the maximum amount of sulfur that vessels may emit into the air and applies to us as January 1, 2020;
•	technological innovation in the sector in which we operate and quality and efficiency requirements from customers;
•	increasing scrutiny and changing expectations with respect to environmental, social and governance policies;
•	the impact of public health threats and outbreaks of other highly communicable diseases;

FLEX LNG Ltd.

•	technology risk associated with energy transition and fleet/systems renewal including in respect of alternative propulsion systems;
•	the impact of port or canal congestion;
•	the length and number of off-hire periods, including in connection with dry-dock periods; and
•	other factors discussed in "Item 3. Key Information—D. Risk Factors" of our Annual Report (as defined below)

You should not place undue reliance on forward-looking statements contained in this report because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this report are qualified in their entirety by the cautionary statements contained in this report. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

FLEX LNG Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEX LNG Ltd. (registrant)
By:	/s/ Oystein Kalleklev
Name:	Oystein Kalleklev
Title:	Chief Executive Officer of Flex LNG Management AS (Principal Executive Officer of FLEX LNG Ltd.)
Date: November 15, 2022

FLEX LNG Ltd.
EXHIBIT 1

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following presentation of management's discussion and analysis of financial condition and results of operations for the nine month period ended September 30, 2022 should be read in conjunction with our unaudited condensed consolidated interim financial statements and related notes thereto included elsewhere herein, which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). For additional information relating to our management's discussion and analysis of results of operations and financial condition, please see our annual report on Form 20-F for the year ended December 31, 2021 (our "Annual Report"), filed with the U.S. Securities and Exchange Commission, or the SEC, on March 17, 2022.

Unless otherwise indicated, the terms "FLEX LNG," "we," "us," "our," the "Company" and the "Group" refer to FLEX LNG Ltd. and its consolidated subsidiaries. We use the term "LNG" to refer to liquefied natural gas, and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of the vessels in Our Fleet (as defined below).

Unless otherwise indicated, all references to "U.S. Dollars," "USD," "Dollars," "US$" and "$" in this report are to the lawful currency of the United States of America, references to "Norwegian Kroner," and "NOK" are to the lawful currency of Norway, references to "Swiss Franc," and "CHF" are to the lawful currency of Switzerland, references to "Great British Pounds," and "GBP" are to the lawful currency of the United Kingdom.

Unless otherwise indicated, all references to "LIBOR" are to the London Inter-Bank Offered Rate of interest and references to "SOFR" are to the Secured Overnight Financing Rate of interest.

The below discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" in our Annual Report .

General
FLEX LNG Ltd. is an exempted company incorporated under the laws of Bermuda. Our ordinary shares currently trade on the New York Stock Exchange ("NYSE") and the Oslo Stock Exchange ("OSE") under the ticker symbol "FLNG".
We are an owner and commercial operator of fuel efficient, fifth generation LNG carriers. As of November 15, 2022, we own and operate thirteen LNG carriers, which we collectively refer to as our "Operating Vessels" or "Our Fleet."

Our business is currently focused on the operation of our long-term charters for Our Fleet, which is described in the table below, or Our Fleet and exploring accretive opportunities to further grow the Company.

FLEX LNG Ltd.
Our Fleet
The following table sets forth additional information about Our Fleet as of November 15, 2022:

Vessel Name	Cargo Capacity (cbm)	Propulsion(1)	Year Built	Shipyard(2)	Charter expiration(3)
Flex Endeavour	173,400	MEGI	2018	DSME	Q1 2025(5)
Flex Enterprise	173,400	MEGI	2018	DSME	Q3 2029(4)
Flex Ranger	174,000	MEGI	2018	SHI	Q1 2025(5)
Flex Rainbow	174,000	MEGI	2018	SHI	Q1 2033(4)
Flex Constellation	173,400	MEGI	2019	DSME	Q2 2024(6)
Flex Courageous	173,400	MEGI	2019	DSME	Q1 2025(7)
Flex Aurora	174,000	X-DF	2020	HSHI	Q2 2026(5)
Flex Amber	174,000	X-DF	2020	HSHI	Q3 2029(4)
Flex Artemis	173,400	MEGI	2020	DSME	Q3 2025(8)
Flex Resolute	173,400	MEGI	2020	DSME	Q1 2025(7)
Flex Freedom	173,400	MEGI	2021	DSME	Q1 2027(9)
Flex Volunteer	174,000	X-DF	2021	HSHI	Q1 2026(5)
Flex Vigilant	174,000	X-DF	2021	HSHI	Q2 2024(5)

(1)	As used in this report, "MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems.
(2)	As used in this report, "DSME" means Daewoo Ship building and Marine Engineering Co. Ltd., "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each is located in South Korea.
(3)	The expiration of our charters is subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.
(4)	There is no extension option on this charter party agreement.
(5)	The charterer has the option to extend the charter by up to two years.
(6)	The charterer has the option to extend the charter for an additional three years.
(7)	The charterer has the option to extend the charter for an additional four years.
(8)	The charterer has options to extend the charter for an additional five years.
(9)	The charterer has the option to extend the charter for an additional two years.

Employment of Our Fleet and Our Customers

In March 2022, an addendum to the existing time charter agreement with Cheniere Marketing International ("Cheniere") was signed, nominating Flex Volunteer as the fourth vessel and adjusting the commencement of the charter to April 2022, which was originally set to commence in the third quarter 2022. The charter has a fixed rate of hire and a firm period ending in the first quarter 2026. Cheniere has an option to extend this charter for for up to two additional years.

In April 2022, the option for a fifth time charter agreement with Cheniere was declared for the vessel Flex Aurora. This fixed rate charter commenced in the third quarter 2022 and has a firm period ending in the second quarter 2026. Cheniere has an option to extend this charter for for up to two additional years.

In June 2022, the Company announced fixed rate time charters for Flex Amber and Flex Enterprise with a supermajor, to replace the existing variable rate time charters in respect of these vessels. The duration of both the time charters, referenced in this paragraph, is seven years and commenced in the third quarter 2022, with an expiry in the third quarter 2029.

In June 2022, the Company signed a ten-year fixed rate time charter for Flex Rainbow with a large global trading company. This new time charter will commence in direct continuation of the existing charter that is expected to expire in the first quarter 2023.

Other business updates

On April 2, 2020, we granted 45,000 share options to an officer in accordance with the terms of the Company’s share option scheme (the "April 2020 Tranche"). In April 2022, 15,000 share options, under the April 2020 Tranche, were exercised and

FLEX LNG Ltd.
settled by the Company through the transfer of 12,491 treasury shares. The number of shares transferred was calculated as the difference between the adjusted exercise price converted to NOK on the exercise date and the closing share price on OSE multiplied by the number of shares exercised. The adjusted exercise price at the date of exercise was $4.90 (or NOK 42.84), adjusted for $2.70 of dividends. The share price on the exercise date was NOK 256.20 on OSE.

On May 10, 2022, the Company issued 50,000 share options to members of management. The share options have a five-year term and a three-year vesting schedule, whereby: 25% will vest after one year; 35% will vest after two years; and 40% will vest after three years. The options have an exercise price of $25.00. The exercise price will be adjusted for any distribution of dividends before the relevant options expire.
In September 2022, 146,250 share options, under the September 2021 Tranche, were exercised by holders and settled by the Company through the transfer of 129,324 treasury shares. The number of shares transferred was calculated as the difference between the adjusted exercise price converted to NOK on the exercise date and the closing share price on OSE multiplied by the number of shares exercised. Øystein M. Kalleklev, CEO of Flex LNG Management AS and our principal executive officer, exercised 62,500 share options and subsequently sold 62,500 ordinary shares. Following this exercise, Mr. Kalleklev holds 50,000 ordinary shares and 187,500 share options in the Company. Knut Traaholt, CFO of Flex LNG Management AS and our principal financial officer, exercised 30,000 share options and subsequently sold 30,000 ordinary shares. Following the exercise, Mr. Traaholt holds 90,000 share options in the Company.
In September 2022, the Company appointed Susan L. Sakmar as a Director of the Company. She has over 25 years of experience working in the legal, corporate (former Chevron) and nonprofit world and currently serves as Visiting Law Professor at the University of Houston Law Center. She has numerous publications, including the book Energy for the 21st Century: Opportunities and Challenges for Liquefied Natural Gas (LNG), which was published in 2013. She holds an LL.M. from Georgetown University Law Center, Washington, DC and a business degree (B.Sc.) from the University of Colorado, Boulder, CO.
On November 15, 2022, the Company entered into an Equity Distribution Agreement with Citigroup Global Markets Inc. and Barclays Capital Inc. for the offer and sale of up to $100.0 million of the Company’s ordinary shares, par value $0.10 per share, through an at-the-market offering ("ATM"). The Company has not sold any shares under the ATM as of the date of this report and sales under the ATM are subject to final conditions precedent.

On November 15, 2022, the Company will file a registration statement to register the sale of up to $100 million ordinary shares pursuant to a dividend reinvestment plan ("DRIP"), to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned or other cash amounts, in the Company's ordinary shares on a regular basis, one time basis or otherwise. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, the Company may grant additional share sales to investors from time to time up to the amount registered under the plan. The DRIP will be subject to final conditions precedent.

COVID-19 update

The spread of the COVID-19, which was declared a pandemic by the World Health Organization on March 11, 2020, has had and continues to have a significant negative impact on the global economy and has caused significant volatility in the financial markets, the severity and duration of which remains uncertain. The COVID-19 virus outbreak has negatively impacted, and may continue to impact adversely, demand for energy including LNG. This has resulted in greater volatility in the price of LNG. We are focused on maintaining our efficient operations and, above all, the health and safety of our seafarers and shore-based employees. Because of port restrictions and various quarantine measures, we continue to experience challenges with crew changes on the vessels in Our Fleet. Though certain lockdown measures were relaxed, certain governments may reinstate similar or other measures in the wake of the spread of the Omicron and other variants and subvariants thereof. In light of these challenges our crew have had to and may in the future have to stay on board for longer periods and increased costs may occur in conjunction with crew changes on the vessels in Our Fleet. The uncertainty in global capital and bank credit markets has also affected access and cost of new financing. In addition, the sharp decline increase in both short and long-term interest rates has reduced increased the overall cost of our floating rate debt, but has resulted in a significant loss gain, most of which is unrealized, on our interest rate swaps, whereby floating interest rates have been swapped to fixed interest rates.

We are unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on our future operating results. The extent of COVID-19’s impact on our future financial and operational results, which could be material, will depend on the duration and severity of the pandemic, vaccination rates among the population, the effectiveness of COVID-19 vaccines against COVID-19 and its variants, and other governmental responses.

FLEX LNG Ltd.
Uncertainties caused by the Russo-Ukrainian War

The recent outbreak of war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia. The ongoing conflict could result in the imposition of further economic sanctions against Russia, and the Company's business may be adversely impacted. Currently, the Company's charter contracts have not been affected by the events in Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company's business, financial condition, results of operation and cash flows.

RESULTS OF OPERATIONS
Nine months ended September 30, 2022 compared to the nine months ended September 30, 2021

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the nine months ended September 30, 2022 and 2021.
Vessel operating revenues

(unaudited figures in thousands of $)	Nine months ended
	September 30,
	2022	2021
Vessel operating revenues	249,988	228,859

Vessel operating revenues increased by $21.1 million to $250.0 million in the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021. The Flex Vigilant was delivered in May 2021 and therefore had more available days in the nine months to September 30, 2022 compared to 2021, resulting in increased revenues. Furthermore, a higher proportion of Our Fleet has been on long term fixed rate time charters in 2022 compared to 2021 at improved rates, which has reduced the effect of normal seasonal lows in the second quarter, which typically decreases revenues. In 2021, however, the Company had more vessels exposed to a strong spot market in January and February 2021, which had an offsetting effect on revenues earned due the decline of the spot market to date in 2022.

Voyage expenses

(unaudited figures in thousands of $)	Nine months ended
	September 30,
	2022	2021
Voyage expenses	(2,300)	(2,297)

Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption increased by $0.0 million to $2.3 million in the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021.

Vessel operating expenses

(unaudited figures in thousands of $)	Nine months ended
	September 30,
	2022	2021
Vessel operating expenses	(47,210)	(45,218)

Vessel operating expenses increased by $2.0 million to $47.2 million in the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021. In the nine months ended September 30, 2022, there was an out-of-

FLEX LNG Ltd.
period adjustment in relation to management fees, which reduced the total expense by $2.9 million. Excluding this adjustment, there was an increase in vessel operating expenses. This is explained by the increase in Our Fleet from ten to thirteen LNG carriers between the period of January 2021 and May 2021; the 2021 overstatement of management fee; and associated vessel costs such as crew, services and repairs.

Administrative expenses

(unaudited figures in thousands of $)	Nine months ended
	September 30,
	2022	2021
Administrative expenses	(6,851)	(5,910)
Administrative expenses increased by $0.9 million to $6.9 million in the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021.
Depreciation

(unaudited figures in thousands of $)	Nine months ended
	September 30,
	2022	2021
Depreciation	(54,020)	(51,561)
Depreciation increased by $2.5 million to $54.0 million in the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021. The increase in depreciation is due to the increase in Our Fleet size from ten to thirteen LNG carriers between the period of January 2021 and May 2021.
Interest income

(unaudited figures in thousands of $)	Nine months ended
	September 30,
	2022	2021
Interest income	945	20
Interest income increased by $0.9 million to $0.9 million in the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021. The increase is primarily due to the increase in the floating rate of interest and increase in the Company's cash.
Interest expense

(unaudited figures in thousands of $)	Nine months ended
	September 30,
	2022	2021
Interest expense	(52,058)	(41,856)
Interest expense increased by $10.2 million to $52.1 million in the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021. The increase in interest is partly due to the increase in Our Fleet from ten to thirteen LNG carriers between the period of January 2021 and May 2021, as well as the increase in the floating rate of interest, based on SOFR and LIBOR.
Extinguishment of long-term debt

FLEX LNG Ltd.

(unaudited figures in thousands of $)	Nine months ended
	September 30,
	2022	2021
Extinguishment of long-term debt	(14,355)	—
Extinguishment of long-term debt increased by $14.4 million to $14.4 million in the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021. The Company recorded costs of $12.6 million upon the re-delivery of Flex Enterprise and Flex Endeavour from Hyundai Glovis, which included $10.9 million of extinguishment costs paid on long-term debt and $1.7 million write-off of unamortized debt issuance costs. The Company also recorded a write-off of unamortized debt issuance costs of $1.7 million relating to the re-financing of; the $100 Million Facility, $250 Million Facility, the Flex Rainbow Sale and Leaseback.
Gain/(loss) on derivatives

(unaudited figures in thousands of $)	Nine months ended
	September 30,
	2022	2021
Gain/(loss) on derivatives	74,807	11,017
Gain on derivatives increased by $63.8 million to $74.8 million in the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021. This is due to the increase in variable interest rates in the period, resulting in an increase in the fair value of our derivatives.

Other financial items

(unaudited figures in thousands of $)	Nine months ended
	September 30,
	2022	2021
Other financial items	(2,284)	(251)
Other financial items have increased by $2.0 million to $2.3 million in the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021. The increase in other financial items is as a result of the strengthening of the US Dollar negatively impacting cash held in our other currencies.

LIQUIDITY AND CAPITAL RESOURCES
We operate in a capital-intensive industry and have financed the purchase of the vessels in Our Fleet through a combination of cash generated from operations, equity capital and borrowings under our financing agreements. Payment of amounts outstanding under our debt agreements, and all other commitments that we have entered into are made from the cash available to us.
Cash
As of September 30, 2022, we reported cash, cash equivalents and restricted cash of $271.2 million, which represented an increase of $70.0 million, compared to $201.2 million as of December 31, 2021. In the nine months ended September 30, 2022, the movements in cash consisted of $166.5 million provided by operating activities, offset by, $0.0 million used in investing activities, $95.6 million used in financing activities and $0.9 million as a result of the effect of exchange rate changes on cash.

FLEX LNG Ltd.
Financing information

$375 Million Facility

In March 2022, the Company, through its vessel owning subsidiaries, signed a $375 million secured term and revolving credit facility (the "$375 Million Facility") with a syndicate of banks to re-finance existing facilities for Flex Endeavour, Flex Ranger and Flex Rainbow. The facility is comprised of a $125 million term loan facility with a six year repayment profile and a non-amortizing $250 million revolving credit facility, resulting in an average age adjusted repayment profile of 22 years. The facility has an accordion option to add an additional $125 million by adding an additional vessel as nominated by the Company within 36 months from the closing date of the agreement. The facility has an interest rate of SOFR plus a margin of 210 basis points. In April 2022, the Company made a drawdown of $125 million under the revolving tranche of the facility. In connection with the drawdown, the Company prepaid the full amount outstanding of $106.8 million under the $100 Million Facility which financed the vessel, Flex Ranger. In April 2022, the Company prepaid the full amount outstanding of $128.0 million under the Flex Rainbow Sale and Leaseback (as defined below). Subsequently, in June 2022, the Company made a drawdown of $125 million under the revolving tranche for the vessel Flex Rainbow. In June 2022, the Company utilized the call option to repurchase the third vessel Flex Endeavour, for a repurchase price of $137.0 million under the Hyundai Glovis Sale and Charterback (as defined below). The vessel was delivered to the Company in September 2022 and in connection with this, the Company made a drawdown of the $125 million under the term tranche of the facility.

$320 Million Sale and Leaseback

In April 2022, the Company, through its vessel owning subsidiaries, signed two sale and leaseback agreements with an Asian-based lease provider to re-finance the existing facility for Flex Constellation and Flex Courageous (the "$320 Million Sale and Leaseback"). Under the terms of the two sale and leaseback agreements, the vessels were sold for gross consideration, equivalent to the market value of each vessel, and net consideration to the Company of $160 million per vessel, adjusted for an advance hire per vessel. The term of each lease is ten years and the Company contains options to repurchase the vessels after 3 years. At the expiry of the ten-year charter period, the Company has the option to repurchase the vessels for $66.5 million per vessel reflecting an age adjusted repayment profile of 20 years. The agreement has an interest rate of SOFR plus 250 basis points. In May 2022, upon closing of the transaction, the Company received net consideration, after deducting for financing costs, of $317.1 million and used a portion of the proceeds to prepay the full amount outstanding of $217.2 million under the $250 Million Facility.

Hyundai Glovis Sale and Charterback

In June 2022, the Company utilized the call options to repurchase the Flex Enterprise and Flex Endeavour for $137.0 million each as per the Hyundai Glovis Sale and Charterback agreement. The Flex Enterprise was delivered to the Company in August 2022 and the Flex Endeavour was delivered to the Company in September 2022.

Flex Enterprise Term Facility

In September 2022, the Company signed a $150 million term loan facility ("Flex Enterprise Term Facility") with a syndicate of banks as part of the financing of the vessel Flex Enterprise. The amount under the facility is split into an amortizing tranche of $66.3 million ("Tranche A") and a non-amortizing tranche of $83.7 million ("Tranche B") and has an interest rate of SOFR plus a weighted average margin of approximately 171 basis points per annum. Tranche A will amortize in full over the tenor of the facility. Tranche B will be repaid on the final maturity date, hence the average age adjusted repayment profile is 20 years for the facility. The tenor of the facility is 6.75 years, back to back with the employment contract with the supermajor for the Flex Enterprise.

Flex Resolute Term Facility

In November 2022, the Company received a credit approved term sheet for a $150 million term loan facility (the "Flex Resolute Term Facility") for the re-financing of Flex Resolute. The facility has an interest of SOFR plus a margin of 175 basis points per annum and has a tenor of six years, which will amortize reflecting an age adjusted repayment profile of 21 years. The facility is subject to final documentation and customary closing conditions and is targeted to be drawn in the fourth quarter 2022, replacing the existing finance for the vessel under the $629 Million Facility.

FLEX LNG Ltd.
$330 Million Sale and Leaseback

In November 2022, the Company received a credit approved term sheet for two sale and leaseback agreements with an Asian-based lease provider for Flex Amber and Flex Artemis, to re-finance their existing facilities, the Flex Amber Sale and Leaseback and $629 Million Facility, respectively. Under the terms of the two agreements, the vessels will be sold for a gross consideration, equivalent to the market value of each vessel, and net consideration of $170 million for the Flex Amber and $160 million for the Flex Artemis, adjusted for an advance hire per vessel. The agreements have a lease period of ten years and a the Company has the option to extend for an additional two years. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on SOFR plus a margin of 215 basis points per annum calculated on the outstanding under the lease. The agreements include fixed price purchase options, whereby we have options to re-purchase the vessels at or after the third anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. The agreements are subject to final documentation and customary closing conditions and are expected to be completed in the first quarter 2023.

Interest Rate Swaps
In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby the floating rate has been swapped to a fixed rate of interest. As at November 15, 2022, the Company has fixed the interest rate on a total amortized notional amounts of $641.0 million. The interest rate swaps with a fixed rate of interest based on LIBOR have a total notional principal of $260.0 million and a weighted average fixed interest rate of 1.11% for a weighted average duration of 2.6 years. The interest rate swaps with a fixed rate of interest based on SOFR have a total notional principal of $381.0 million and a weighted average fixed interest rate of 1.32% for a weighted average duration of 5.3 years.

In March 2022, the Company entered into three new interest rate swap agreements, swapping a floating rate, based on SOFR, to a fixed rate of interest. Whereby notional amounts of $50.0 million, $50.0 million and $100.0 million, were swapped to fixed interest rates of 1.82%, 1.80% and 1.26% respectively with ten year durations. The $100 million interest swap agreement has a four year forward start.

In June 2022, the Company terminated three interest rate swap agreements with an aggregate notional principal of $125.0 million. The terminated swaps had a weighted average fixed interest of 0.92% swapped for LIBOR and a weighted average remaining duration of 2.9 years. The terminated swaps had a positive fair value position at the date of termination, which was concurrently used to enter into two new interest rate swap agreements, swapping variable rate interest based on SOFR to a fixed rate of interest of 2.75% and 1.09% for notional amounts of $75.0 million and $25.0 million respectively, each with a ten year term.

In July and August 2022, the Company terminated three interest rate swap agreements, with an aggregate notional principal of $150.0 million. The terminated swaps had a weighted average fixed interest of 1.31% swapped for LIBOR and a remaining duration of 2.72 years. The terminated swaps each had a positive fair value position at the date of termination, which was concurrently used to enter into three new interest rate swap agreements, swapping variable rate interest based on SOFR to a weighted average fixed rate of interest of 2.11% for an aggregate notional amount of $150.0 million with a ten year duration.
In August 2022, the Company terminated three interest rate swap agreements with an amortized aggregate notional principal of $143.4 million. The terminated swaps had a weighted average fixed interest of 0.92% swapped for LIBOR and a weighted average remaining duration of 2.92 years. The terminated swaps had a positive fair value position at the date of termination of $9.4 million.

In October 2022, the Company terminated three interest rate swap agreements with an aggregate notional principal of $150.0 million. The terminated swaps had a weighted average fixed interest of 2.32% swapped for SOFR and a weighted average remaining duration of 9.7 years. The terminated swaps had a positive fair value position at the date of termination $14.4 million, which was paid to the Company. The Company also terminated two interest rate swap agreements with an aggregate notional principal of $100.0 million. The terminated swaps had a weighted average fixed interest of 1.81% swapped for SOFR and a weighted average remaining duration of 9.4 years. The terminated swaps had a positive fair value position at the date of termination, which was concurrently used to enter into a new interest rate swap agreement, swapping variable rate interest based on SOFR to a fixed rate of interest of 0.95% for a notional amount of $181.0 million with a 2.5 year duration.

FLEX LNG Ltd.
Loan Covenants

Certain of our financing agreements contain, among other things, the following financial and vessel covenants, which are tested quarterly, the most stringent of which require us (on a consolidated basis) to maintain:
•a book equity ratio of minimum 0.25 to 1.0;
•a positive working capital; and
•minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of:
i.$25 million; and
ii.an amount equal to five per cent (5%) of our total interest bearing financial indebtedness net of any cash and cash equivalents.
•collateral maintenance test, ensuring that the aggregate value of the vessels making up the facility in question exceeds the aggregate value of the debt commitment outstanding.

Our financing agreements discussed above contain, among other things, restrictive covenants which, to the extent triggered, would restrict our ability to:
i.declare, make or pay any dividend, charge, fee or other distribution (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital);
ii.pay any interest or repay any principal amount (or capitalized interest) on any debt to any of its shareholders;
iii.redeem, repurchase or repay any of its share capital or resolve to do so; or
iv.enter into any transaction or arrangement having a similar effect as described in (i) through (iii) above.

Our secured credit facilities may be secured by, among other things:
•a first priority mortgage over the relevant collateralized vessels;
•a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;
•a pledge of earnings accounts generated by the mortgaged vessels for the specific facility; and
•a pledge of the equity interests of each vessel owning subsidiary under the specific facility.

A violation of any of the covenants contained in our financing agreements may constitute an event of default under the relevant financing agreement, which, unless cured within the grace period set forth under the financing agreement, if applicable, or waived or modified by our lenders, provides our lenders, by notice to the borrowers, with the right to, among other things, cancel the commitments immediately, declare that all or part of the loan, together with accrued interest, and all other amounts accrued or outstanding under the agreement, be immediately due and payable, enforce any or all security under the security documents, and/or exercise any or all of the rights, remedies, powers or discretion's granted to the facility agent or finance parties under the finance documents or by any applicable law or regulation or otherwise as a consequence of such event of default.

Furthermore, certain of our financing agreements contain a cross-default provision that may be triggered by a default under one of our other financing agreements. A cross-default provision means that a default on one loan would result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our financing agreements, the refusal of any one lender under our financing agreements to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our financing agreements have waived covenant defaults under the respective agreements. If our secured indebtedness is accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our financing agreements if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our financing agreements that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing financing agreements. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As of September 30, 2022, we were in compliance with all of the financial covenants contained in our financing agreements.

Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the nine months ended September 30, 2022 and 2021.

FLEX LNG Ltd.

(in thousands of $)	Nine months ended
	September 30,
	2022	2021
Net cash provided by operating activities	166,529	135,487
Net cash used in investing activities	(5)	(265,917)
Net cash (used in)/provided by financing activities	(95,610)	139,587
Effect of exchange rate changes on cash	(915)	44
Net change in cash, cash equivalents and restricted cash	69,998	9,201
Cash, cash equivalents and restricted cash at beginning of period	201,170	128,962
Cash, cash equivalents and restricted cash at end of period	271,168	138,163
Operating Activities
Net cash provided by operating activities increased by $31.0 million to $166.5 million for the nine months ended September 30, 2022, compared to cash provided of $135.5 million for the nine months ended September 30, 2021.
Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by vessel operating revenues of Our Fleet, (ii) the size and composition of Our Fleet that we own, lease and charter-in, (iii) changes in operating assets and liabilities, (iv) increases in interest expense as a result of the increase in our long term debt, along with fluctuations in the LIBOR and SOFR rates;
i.During the period we had exposure to the spot market. The majority of our ships are on long term fixed rate charter hires, however, we had one vessel on the spot market until April 2022 as well as three vessels on market indexed variable rate charter party agreements in the nine months ended September 30, 2022. Any increase or decrease in the average LNG carrier market rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. Our operating activities are impacted by both movements in operating revenues, as determined by market rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls. In 2022, there were lower LNG carrier market rates which affected any such vessels operating in the spot market and those on variable rate agreements. This has subsequently impacted operating activities achieved to date in 2022 when compared to the nine months ended 2021;
ii.Detailed information on the size and composition of Our Fleet is disclosed in "Our Fleet". The increase in Our Fleet size from 10 to 13 vessels following the successful delivery of Flex Freedom, Flex Volunteer and Flex Vigilant between January 2021 and May 2021 resulted in an increase in cash paid relating to ship operating expenses and interest expenses incurred when comparing the nine months ended September 30, 2022 to the nine months ended September 30, 2021;
iii.Changes in operating assets and liabilities resulted in an increase in cash provided by operating activities of $20.4 million. The movement in working capital balances are impacted by the timing of voyages, and also by the timing of fueling and consumption of fuel on board our vessels. Revenues for all of our vessels operate under time charters and are typically billed in advance;
iv.The increase in the Company's debt facilities, along with the increased interest rates has resulted in an increase in interest paid of $6.1 million in the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021;
Investing Activities
Net cash provided by investing activities decreased by $265.9 million to $0.0 million in the nine months ended September 30, 2022, compared to cash used of $265.9 million in the nine months ended September 30, 2021.

Net cash used in investing activities of $265.9 million in the nine months ended September 30, 2021 was primarily due to the final payments and capital expenditure upon delivery of the Flex Freedom, Flex Volunteer, and Flex Vigilant. There were no newbuilding deliveries in the nine months ended September 30, 2022.

FLEX LNG Ltd.
Financing Activities

Net cash used in financing activities was $95.6 million in the nine months ended September 30, 2022, compared to net cash provided by financing activities of $139.6 million in the nine months ended September 30, 2021.

Net cash used in financing activities in the nine months ended to September 30, 2022 was due to:
•dividend payments of $146.1 million;
•scheduled repayments of long-term debt amounting to $68.7 million;

•repayment of the $100 Million Facility amounting to $106.8 million;

•repayment of the $250 Million Facility amounting to $217.2 million;

•repayment of the Hyundai Glovis Sale and Charterback amounting to $263.1 million;

•repayment of the Flex Rainbow Sale and Leaseback amounting to $128.0 million;

•realized extinguishment of long-term debt of $10.9 million from the repayment of the Hyundai Glovis Sale and Charterback and;

•financing costs of $9.4 million.

These items were partially offset by:

•net drawdown of the revolving credit facilities of $249.3 million, consisting of $250.0 million under the $375 Million Facility offset by $0.7 million scheduled amortization under the $100 Million Facility;

•proceeds from long-term debt of $150 million under the $150 Million Facility;

•proceeds from long-term debt of $125 million under the $375 Million Facility;

•proceeds from long-term debt of $320 million under the $320 Million Sale and Leaseback;

•proceeds from termination of derivative instruments of $9.4 million; and

•proceeds from the issuance of share capital of $0.9 million.

In the nine months ended September 30, 2021, the Company paid $59.0 million in regular installments of long-term debt, financing costs of $1.3 million, purchase of treasury shares of $7.8 million and dividends of $58.7 million. This was offset by proceeds from long-term debt of $223.3 million and the net drawdown of revolving credit facilities amounted to $43.0 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our activities expose us to a variety of financial risks including market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management program considers the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance, in a cost-effective manner.

Currency Risk

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur expenditures in currencies other than the functional currency, mainly overhead costs in GBP and NOK. Historically, we have not hedged these exposures. There is a risk that currency fluctuations in transactions incurred in currencies other than our functional currency will have a negative effect of the value of our cash flows.

FLEX LNG Ltd.
Interest rate risk

We are exposed to interest rate fluctuations primarily due to our floating rate interest-bearing long-term debt and interest rate swap agreements. The international LNG transportation industry is a capital-intensive industry, which requires significant amounts of financing, typically provided in the form of secured long-term debt or lease financing. Certain of our current bank and lease financing in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt.

As of September 30, 2022, the Company's net outstanding debt was $1,694.1 million.

As of September 30, 2022, we had 16 interest rate swap transactions, aimed at reducing the risks associated with fluctuations in interest rates, whereby the floating rate has been swapped to a fixed rate. The total amortized notional principal of our interest rate swaps was $710.0 million. The interest rate swaps with a fixed rate of interest based on LIBOR have a total notional principal of $260.0 million and a weighted average fixed interest rate of 1.11% for a weighted average duration of 2.62 years. The interest rate swaps with a fixed rate of interest based on SOFR have a total notional principal of $450.0 million and a weighted average fixed interest rate of 1.90% for a weighted average duration of 9.62 years. Please see “Note 10. Financial Instruments” to our unaudited interim condensed consolidated financial statements.

Liquidity Risk

We monitor the risk of a shortage of funds using a cash modeling forecast. This model considers the maturity of payment profiles and projected cash flows required to fund the operations. Historically funds have been raised via equity issuance, lease finance and loan finance. Market conditions can have a significant impact on the ability to raise equity, lease finance and loan finance. While equity issuance may be dilutive to existing shareholders, lease and loan finance will contain covenants and other restrictions.

Our objective is to maintain a balance between continuity of funding and flexibility through the raising of funds from investors.

Credit Risk

We are exposed to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken AB ("SEB") (S&P Global rating: A+), Nordea Bank AB ("Nordea") (S&P Global rating: AA-), Danske Bank AS ("Danske Bank") (S&P Global rating: A+) and DNB BANK ASA ("DNB") (S&P Global rating: AA-).

Price Risk

We are also subject, indirectly, to price risk related to the spot/short term charter market for chartering LNG carriers. Charter rates may be uncertain and volatile and depend upon, among other things, the natural gas prices, the supply and demand for vessels, arbitrage opportunities, vessel obsolesce and the energy market, which we cannot predict with certainty. Currently, no financial instruments have been entered into to reduce this risk.

Operational Risk

The operation of a LNG carrier has certain unique operational risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding and fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our LNG carriers suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition.

FLEX LNG Ltd.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the nine months ended September 30, 2022 and 2021
(in thousands of $, except per share data)

	Nine months ended
	September 30,
	2022	2021
Revenues
Vessel operating revenues	249,988	228,859

Operating expenses
Voyage expenses	(2,300)	(2,297)
Vessel operating expenses	(47,210)	(45,218)
Administrative expenses	(6,851)	(5,910)
Depreciation	(54,020)	(51,561)
Operating income	139,607	123,873

Other income/(expenses)
Interest income	945	20
Interest expense	(52,058)	(41,856)
Extinguishment of long-term debt	(14,355)	—
Gain/(loss) on derivatives	74,807	11,017
Other financial items	(2,284)	(251)
Income before tax	146,662	92,803
Income tax expense	(54)	(28)
Net income	146,608	92,775

Earnings/(loss) per share:
Basic	2.76	1.74
Diluted	2.74	1.74
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the nine months ended September 30, 2022 and 2021
(in thousands of $)

	Nine months ended
	September 30,
	2022	2021
Net income/(loss)	146,608	92,775
Total other comprehensive income/(loss)	—	—
Total comprehensive income/(loss)	146,608	92,775
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
as of September 30, 2022 and December 31, 2021
(in thousands of $, except share data)

	September 30,	December 31,
	2022	2021
ASSETS

Current assets
Cash and cash equivalents	271,124	200,652
Restricted cash	44	518
Inventory	4,910	6,453
Receivables due from related parties	80	228
Other current assets	11,451	17,040
Total current assets	287,609	224,891

Non-current assets
Derivative instruments	67,820	5,862
Vessels and equipment, net	2,288,149	2,342,165
Other fixed assets	4	3
Total non-current assets	2,355,973	2,348,030
Total assets	2,643,582	2,572,921

EQUITY AND LIABILITIES

Current liabilities
Current portion of long-term debt	93,805	81,472
Derivative instruments	—	4,764
Payables due to related parties	455	348
Accounts payable	5,150	2,016
Other current liabilities	52,867	42,987
Total current liabilities	152,277	131,587

Non-current liabilities
Long-term debt	1,600,257	1,551,947
Total non-current liabilities	1,600,257	1,551,947
Total liabilities	1,752,534	1,683,534

Equity
Share capital (September 30, 2022: 54,110,584 (December 31, 2021: 54,110,584) shares issued, par value $0.10 per share)	5,411	5,411
Treasury shares (September 30, 2022: 838,185 (December 31, 2021: 980,000)	(8,082)	(9,449)
Additional paid in capital	1,188,886	1,189,060
Accumulated deficit	(295,167)	(295,635)
Total equity	891,048	889,387
Total equity and liabilities	2,643,582	2,572,921
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended September 30, 2022 and 2021
(in thousands of $)

	Nine months ended
	September 30,
	2022	2021
Operating activities
Net income	146,608	92,775
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	54,020	51,561
Amortization of debt issuance costs.	3,051	3,678
Extinguishment of long-term debt	14,355	—
Change in fair value of derivative instruments	(76,110)	(16,166)
Foreign exchange loss	907	111
Share-based payments	259	(20)
Other	3,037	(4,184)
Changes in operating assets and liabilities, net:
Inventory	1,543	(2,259)
Other current assets	5,589	12,558
Receivables due from related parties	148	2
Payables due to related parties	107	101
Accounts payable	3,134	57
Other current liabilities	9,880	(2,727)
Net cash provided by operating activities	166,529	135,487

Investing activities
Purchase of other fixed assets	(5)	(4)
Purchase to vessels and equipment	—	(265,913)
Net cash used in investing activities	(5)	(265,917)

Financing activities
Purchase of treasury shares	—	(7,788)
Repayment of long-term debt	(68,721)	(58,986)
Proceeds of revolving credit facility	438,421	251,186
Repayment of revolving credit facility	(189,079)	(208,158)
Prepayment of long-term debt	(715,065)	—
Proceeds from long-term debt	595,000	223,290
Extinguishment costs paid on long-term debt	(10,933)	—
Proceeds from termination of derivative instruments	9,388	—
Financing costs	(9,415)	(1,269)
Net proceeds from issuance of treasury shares	934	—
Dividends paid	(146,140)	(58,688)
Net cash (used in)/provided by financing activities	(95,610)	139,587

Effect of exchange rate changes on cash	(915)	44
Net increase in cash, cash equivalents and restricted cash	69,998	9,201

Cash, cash equivalents and restricted cash at the beginning of the period	201,170	128,962
Cash, cash equivalents and restricted cash at the end of the period	271,168	138,163

Supplemental Information
Interest paid, net of amounts capitalized	43,360	37,279
Income tax paid	44	147
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2022 and 2021
(in thousands of $, except number of shares)

	Nine months ended
	September 30,
	2022	2021
Number of shares outstanding
At beginning of period	53,130,584	53,907,787
Treasury shares purchased	—	(777,203)
Distributed treasury shares	141,815	—
At end of period	53,272,399	53,130,584

Share capital
At beginning of period	5,411	5,411
At end of period	5,411	5,411

Treasury shares
At beginning of period	(9,449)	(1,661)
Treasury shares purchased at cost	—	(7,788)
Distributed treasury shares	1,367	—
At end of period	(8,082)	(9,449)

Additional paid in capital
At beginning of period	1,189,060	1,190,333
Stock option expense	259	(20)
Distributed treasury shares	(433)	—
At end of period	1,188,886	1,190,313

Accumulated deficit
At beginning of period	(295,635)	(358,908)
Net income	146,608	92,775
Dividends paid	(146,140)	(58,688)
At end of period	(295,167)	(324,821)
Total equity	891,048	861,454
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.     GENERAL
FLEX LNG Ltd. ("FLEX LNG" or the "Company") is a limited liability company, originally incorporated in the British Virgin Islands in September 2006 and re-domiciled to Bermuda in June 2017. The Company is currently listed on the Oslo and New York Stock Exchanges under the symbol "FLNG". The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG") through the ownership and operation of fuel efficient, fifth generation LNG carriers. As of September 30, 2022, the Company had thirteen LNG carriers in operation.
2.     ACCOUNTING POLICIES
Basis of accounting
The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (the "SEC") on March 17, 2022.

The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an Annual Report on Form 20-F.
Out-of-period adjustment
In the nine months ended September 30, 2022, we recorded an out-of-period adjustment to prospectively correct prior period accounting errors of $1.0 million and $1.9 million relating to the overstatement of our technical ship management fees within vessel operating expenses for the years ended December 31, 2020 and 2021, respectively. As a result of the adjustment, in the nine months ended September 30, 2022, we recorded a decrease in our vessel operating expense and a decrease to our other current liabilities of $2.9 million. In the nine months ended September 30, 2022, this adjustment increased the Company's net income by $2.9 million. We evaluated the errors for years ended December 31, 2020 and 2021 and concluded that the accounting errors were not material to the previously issued financial statements. We also evaluated the materiality of the impacts of the out-of-period adjustment required to correct the accounting errors and concluded that it was not material to the estimated income for the full fiscal year ending December 31, 2022 or its effect on the trend in earnings.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2021.
3.     RECENT ACCOUNTING PRONOUNCEMENTS
In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The Company has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which it is a party. We expect to take advantage of the expedients and exceptions for applying GAAP provided by the updates when reference rates currently in use are discontinued and replaced with alternative reference rates.

Other recently issued accounting pronouncements are not expected to materially impact the Company.

FLEX LNG Ltd.
4.     EARNINGS PER SHARE
Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.
Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. If in the period there was a loss then any potential ordinary shares have been excluded from the calculation of diluted loss per share, because the effects were anti-dilutive.

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

(in thousands of $, except share data)	Nine months ended
	September 30,
	2022	2021
Net income	146,608	92,775

Weighted average number of ordinary shares	53,148,397	53,383,041
Share options	318,666	19,014
Weighted average number of ordinary shares, adjusted for dilution	53,467,063	53,402,055

Earnings per share:
Basic	2.76	1.74
Diluted	2.74	1.74

5.     CASH, CASH EQUIVALENTS AND RESTRICTED CASH
The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the interim condensed consolidated statements of cash flows:

(in thousands of $)	September 30,	December 31,
	2022	2021
Cash and cash equivalents	271,124	200,652
Restricted cash	44	518
Cash, cash equivalents and restricted cash	271,168	201,170

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

6.     OTHER CURRENT ASSETS

Other current assets includes the following:

(in thousands of $)	September 30,	December 31,
	2022	2021
Trade accounts receivable, net	176	5,270
Accrued income	1,632	7,005
Prepaid expenses	6,982	2,487
Other receivables	2,661	2,278
Total other current assets	11,451	17,040

Trade accounts receivable are presented net of allowances for doubtful accounts. The Company recorded allowances for doubtful debts of $nil as of September 30, 2022 (December 31, 2021: $nil).

FLEX LNG Ltd.

7.     OTHER CURRENT LIABILITIES
Other current liabilities includes the following:

(in thousands of $)	September 30,	December 31,
	2022	2021
Accrued expenses	18,843	12,607
Deferred charter revenue	32,039	26,873
Other current liabilities	1,738	2,901
Provisions	247	606
Total other current liabilities	52,867	42,987

8.     VESSELS AND EQUIPMENT, NET
Movements in the nine months ended September 30, 2022 for vessels and equipment, net is summarized as follows:

(in thousands of $)	Vessels and equipment	Dry docks	Total
Cost
At December 31, 2021	2,467,470	32,500	2,499,970
At September 30, 2022	2,467,470	32,500	2,499,970

Accumulated depreciation
At December 31, 2021	(143,923)	(13,882)	(157,805)
Charge	(49,158)	(4,858)	(54,016)
At September 30, 2022	(193,081)	(18,740)	(211,821)

Net book value
At December 31, 2021	2,323,547	18,618	2,342,165
At September 30, 2022	2,274,389	13,760	2,288,149
The net book value of vessels that serve as collateral for the Company's long-term debt (Note 9) was $2,288.1 million as at September 30, 2022 (December 31, 2021: $2,342.2 million). The net book value of leased vessels: Flex Volunteer, Flex Constellation, Flex Courageous and Flex Amber further referred to in Note 9 was $680.8 million as at September 30, 2022.

FLEX LNG Ltd.
9.     SHORT TERM AND LONG-TERM DEBT

(in thousands of $)	September 30,	December 31,
	2022	2021
U.S. dollar denominated floating rate debt
$250 Million Facility	—	220,313
$50 million term loan under $100 Million Facility	—	44,080
Flex Rainbow Sale and Leaseback	—	131,906
$629 million term loan facility	581,628	613,512
Flex Amber Sale and Leaseback	141,194	147,712
$320 Million Sale and Leaseback	310,650	—
$375 Million Facility	125,000	—
$150 Million Facility	150,000	—
Total U.S. dollar floating rate debt	1,308,472	1,157,523

U.S. dollar denominated fixed rate debt
Hyundai Glovis Sale and Charterback	—	271,381
Flex Volunteer Sale and Leaseback	154,501	159,448
Total U.S. dollar denominated fixed rate debt	154,501	430,829

U.S. dollar denominated revolving credit facilities
$50 million revolving tranche under $100 Million Facility	—	64,080
$250 million revolving tranche under $375 Million Facility	250,000	—
Total U.S. dollar denominated revolving credit facilities	250,000	64,080

Total debt	1,712,973	1,652,432

Less
Current portion of debt	(98,055)	(85,879)
Long-term portion of debt issuance costs	(14,661)	(14,606)
Long-term debt	1,600,257	1,551,947
As of September 30, 2022, the Company's only capital commitments relate to long-term debt obligations, summarized below;

(figures in thousands of $)
	Sale & Leaseback	Period repayment	Balloon repayment	Total
1 year	34,239	63,816	—	98,055
2 years	34,541	63,816	—	98,357
3 years	34,815	63,816	—	98,631
4 years	35,121	64,984	257,000	357,105
5 years	35,438	69,764	—	105,202
Thereafter	432,191	148,432	375,000	955,623
Total	606,345	474,628	632,000	1,712,973

Flex Rainbow Sale and Leaseback

In March 2022, the Company signed an agreement for the re-financing of the vessels Flex Rainbow, Flex Ranger and Flex Endeavour under the $375 Million Facility, as further described below. Upon closing of the transaction in May 2022, the total outstanding balance of $128.0 million under the Flex Rainbow Sale and Leaseback was fully prepaid.

As of September 30, 2022, the net outstanding balance under the lease was $nil (December 31, 2021: $131.1 million).

FLEX LNG Ltd.

$250 Million Facility

In April 2022, the Company signed agreements for the re-financing of the vessels Flex Constellation and Flex Courageous under the $320 Million Sale and Leaseback, as further described below. Upon closing of the transaction in May 2022, the total outstanding balance of $217.1 million under the $250 Million Facility was fully prepaid.

As of September 30, 2022, the net outstanding balance under the facility was $nil (December 31, 2021: $219.2 million).

Hyundai Glovis Sale and Charterback

In August and September 2022, in connection with the Company's exercise of its call options in June 2022, the vessels Flex Enterprise and Flex Endeavour were re-delivered to the Company. The Company paid an option price of $137.0 million per vessel on re-delivery. At the date of settlement, the long-term debt for Flex Enterprise and Flex Endeavour had net carrying values of $131.0 million and $130.4 million, respectively. As a result, the Company recorded costs of long-term debt of $12.6 million, which included $10.9 million of extinguishment costs paid on long-term debt and $1.7 million write-off of unamortized debt issuance costs.
As of September 30, 2022, the total net outstanding balance under the leases was $nil (December 31, 2021: $269.5 million).

$100 Million Facility

In March 2022, the Company signed an agreement for the re-financing of the vessels Flex Rainbow, Flex Ranger and Flex Endeavour under the $375 Million Facility, as further described below. Upon closing of the transaction in May 2022, the total outstanding balance of $106.8 million under the $100 Million Facility, was prepaid in full.

As of September 30, 2022, the net outstanding balance under the facility was $nil (December 31, 2021: $108.1 million).

$629 Million Term Loan Facility

In February 2020, the Company, through five of its vessel owning subsidiaries, entered into a $629 million term loan facility (the "$629 Million Term Loan Facility"), with a syndicate of banks and the Export-Import Bank of Korea ("KEXIM") for five vessels, delivered during 2020. The facility is divided into a commercial bank loan of $250 million (the "Commercial Loan"); a KEXIM guaranteed loan, funded by commercial banks, of $189.1 million (the "KEXIM Guaranteed Loan"); and a KEXIM direct loan of $189.9 million (the "KEXIM Direct Loan").The facility includes an accordion option of up to $10 million per vessel subject acceptable long-term employment, which was utilized to increase the Commercial Loan on the Flex Artemis by $10 million in July 2020.

The Commercial Loan bears interest at LIBOR plus a margin of 2.35% per annum and has a final maturity date of November 30, 2025. The KEXIM Guaranteed Loan bears interest at LIBOR plus a margin of 1.20% per annum and the KEXIM Direct Loan at LIBOR plus a margin of 2.25% per annum. The KEXIM Guaranteed Loan has a term of 6 years from delivery of each vessel and the KEXIM Direct Loan a term of 12 years from delivery of each vessel, provided however that these loans will mature at the same time as the Commercial Loan if the Commercial Loan has not been refinanced at terms acceptable to the lenders. The facility includes various financial covenants, as described below.

As of September 30, 2022, the net outstanding balance under the facility was $572.1 million (December 31, 2021: $602.1 million).
Flex Amber Sale and Leaseback

In June 2020, the Company, through one of its vessel owning subsidiaries, entered into a sale and leaseback transaction (the "Flex Amber Sale and Leaseback") with an Asian based leasing house for the vessel Flex Amber. Under the terms of the transaction, the vessel was sold for gross consideration of $206.5 million, with a net consideration of $156.4 million adjusted for an advance hire of $50.1 million. The vessel will be chartered back on a bareboat basis for a period of ten years. The agreement includes fixed price purchase options, whereby the Company has options to re-purchase the vessel at or after the first anniversary of the agreement, and on each anniversary thereafter. At the end of the lease period, the Company has an obligation to purchase the vessel for $69.5 million. The bareboat rate payable under the lease has a fixed element, treated as principal

FLEX LNG Ltd.
repayment, and a variable element based on LIBOR plus a margin of 3.20% per annum calculated on the principal outstanding under the lease. The facility includes various financial covenants, as described below.

As of September 30, 2022, the net outstanding balance under the facility was $139.7 million (December 31, 2021: $146.0 million).

Flex Volunteer Sale and Leaseback

In November 2021, the Company, through one of its vessel owning subsidiaries, entered into a sale and leaseback agreement with a Japanese based lessor for the vessel, Flex Volunteer (the "Flex Volunteer Sale and Leaseback"). The transaction was executed in December 2021, whereby the vessel was sold for gross consideration of $215.0 million, with a net consideration to the Company of $160.0 million adjusted for a Charterers' down payment of $55.0 million. The agreement is treated as a financing arrangement for accounting purposes, whereby the net consideration received is considered the financed amount. The vessel has been chartered back on a bareboat charter basis for a period of ten years with a fixed daily rate of hire rate, split as interest and principal repayments. At the end of the ten-year bareboat charter period, the Company has the right to buy and the lessor has the right to sell the vessel for a consideration of $80.0 million.
As of September 30, 2022, the net outstanding balance under the facility was $152.7 million (December 31, 2021: $157.4 million).
$375 Million Facility

In March 2022, the Company signed a $375 million term and revolving credit facility with a syndicate of banks. The facility is comprised of a $125.0 million term loan with a six year repayment profile and a non-amortizing $250.0 million revolving credit facility, resulting in an average age adjusted repayment profile of 22 years. The facility has an accordion option to add an additional $125 million by adding an additional vessel as nominated by the Company within 36 months from the closing date of the agreement. The facility bears interest at SOFR plus a margin of 210 basis points per annum. The commitments under both the term loan Facility and the revolving Facility are split with 1/3 allocated to each respective borrower. The facility contains financial covenants, as described further below.

In the nine months ended September 30, 2022, the Company has drawn down $250.0 million under the revolving tranche of the $375 Million Facility. In connection with the drawdown, the Company prepaid the full amount outstanding of $106.8 million under the $100 Million Facility and prepaid the full amount outstanding of $128.0 million under the Flex Rainbow Sale and Leaseback. Additionally, the Company made the final drawdown under the term facility of $125.0 million upon re-delivery of Flex Endeavour from Hyundai Glovis, following the exercise of its call option at an option price of $137.0 million in September 2022.

As of September 30, 2022, the net outstanding balance under the facility was $373.5 million.

$320 Million Sale and Leaseback

In April 2022, the Company, through its vessel owning subsidiaries, signed an agreement with an Asian based lease provider for an aggregate of $320 million for two separate sale and bareboat leaseback agreements to re-finance the existing facility for Flex Constellation and Flex Courageous. Under the terms of the two sale and leaseback agreements, the vessels were sold for gross consideration equivalent to the market value of each vessel and net consideration to the Company was $160.0 million per vessel, adjusted for an advance hire per vessel.

The term of each lease is ten years and the Company has options to repurchase the vessels after three years. At the expiry of the ten-year charter period the Company has an obligation to repurchase the vessels for $66.5 million per vessel reflecting an age adjusted repayment profile of 20 years. The agreement bears interest at SOFR plus 250 basis points per annum.

In May 2022, upon closing of the transaction and delivery of the vessels Flex Constellation and Flex Courageous, the Company received net consideration, after deducting for financing costs, of $317.1 million. The Company used a portion of the proceeds to prepay the full amount outstanding of $217.2 million under the $250 Million Facility.

FLEX LNG Ltd.

As of September 30, 2022, the net outstanding balance under the facility was $307.7 million.

Flex Enterprise Term Facility
In September 2022, the Company signed a $150 million term loan facility ("Flex Enterprise Term Facility") with a syndicate of banks as part of the financing of the vessel Flex Enterprise. The amount under the facility is split into an amortizing tranche of $66.3 million ("Tranche A") and a non-amortizing tranche of $83.7 million ("Tranche B") and has a weighted average margin of approximately 171 basis points plus SOFR per annum. Tranche A will amortize in full over the tenor of the facility. Tranche B will be repaid on the final maturity date, hence the average age adjusted repayment profile is 20 years for the facility. The tenor of the facility is 6.75 years, back to back with the employment contract with the supermajor for the Flex Enterprise.

As of September 30, 2022, the net outstanding balance under the facility was $148.3 million.

Loan covenants
Certain of our financing agreements discussed above, have, amongst other things, the following financial and vessel covenants, as amended or waived, which are tested quarterly, the most stringent of which require us (on a consolidated basis) to maintain:

• a book equity ratio of minimum 0.25 to 1.0;

• a positive working capital;

• minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of:
(i) $25 million; and (ii) an amount equal to five percent (5%) of our total interest bearing financial indebtedness net of any cash and cash equivalents; and

•collateral maintenance test, ensuring that the aggregate value of the vessels making up the facility in question exceeds the aggregate value of the debt commitment outstanding.

As of September 30, 2022, all financial covenants have been met accordingly.

FLEX LNG Ltd.
11.     FINANCIAL INSTRUMENTS
In order to reduce the risks associated with fluctuations in interest rates, the Company has hedged exposures to interest rates using derivative instruments by swapping floating rates of interest to fixed rates of interest. These instruments are not designated as hedges for accounting purposes.

Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative instrument is negative, the Company owes the counterparty, and, therefore, the Company is not exposed to the counterparty's credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Company do not contain credit risk-related contingent features. The Company has not entered into master netting agreements with the counterparties to its derivative financial instrument contracts.
Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.
The Company assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.
In order to reduce the risk associated with fluctuations in interest rates, the Company has a total of 16 interest rate swap transactions, whereby floating interest based on LIBOR and SOFR on a total amortized notional principal of $710.0 million as at September 30, 2022 (December 31, 2021: $677.8 million), has been swapped to a fixed rate.
In June 2022, the Company terminated three interest rate swap agreements with an aggregate notional principal of $125.0 million. The terminated swaps had a weighted average fixed interest of 0.92% swapped for LIBOR and a weighted average remaining term of 2.9 years. The terminated swaps had a positive fair value position at the date of termination, which was concurrently used to enter into two new interest rate swap agreements, swapping variable rate interest based on SOFR to a fixed rate of interest of 1.91% and 2.15% for notional amounts of $75.0 million and $25.0 million respectively, each with a ten years term.
In August 2022, the Company terminated three interest rate swap agreements with an amortized aggregate notional principal of $143.4 million. The terminated swaps had a weighted average fixed interest of 0.92% swapped for LIBOR and a weighted average remaining term of 2.92 years. The terminated swaps had a positive fair value position at the date of termination of $9.4 million.
In July and August 2022, the Company terminated three interest rate swap agreements, with an aggregate notional principal of $150.0 million.The terminated swaps had a weighted average fixed interest of 1.31% swapped for LIBOR and a remaining term of 2.72 years. The terminated swaps each had a positive fair value position at the date of termination, which was concurrently used to enter into three new interest rate swap agreements, swapping variable rate interest based on SOFR to a weighted average fixed rate of interest of 2.11% for an aggregate notional amount of $150.0 million with a ten year term.
Our interest rate swap contracts as of September 30, 2022, of which none are designated as hedging instruments, are summarized as follows:

FLEX LNG Ltd.

(in thousands of $)	Notional principal	Effective date	Maturity date	Floating rate benchmark	Fixed Interest Rate
Receiving floating, pay fixed	25,000	September 2019	June 2024	LIBOR	1.38%
Receiving floating, pay fixed	25,000	March 2021	June 2024	LIBOR	0.35%
Receiving floating, pay fixed	25,000	September 2020	September 2025	LIBOR	1.22%
Receiving floating, pay fixed	75,000	June 2020	June 2025	LIBOR	1.39%
Receiving floating, pay fixed	25,000	July 2020	July 2025	LIBOR	1.38%
Receiving floating, pay fixed	25,000	September 2020	September 2025	LIBOR	0.37%
Receiving floating, pay fixed	35,000	September 2020	September 2025	LIBOR	1.03%
Receiving floating, pay fixed	25,000	September 2020	September 2025	LIBOR	1.22%
Receiving floating, pay fixed	75,000	June 2022	June 2032	SOFR	2.75%
Receiving floating, pay fixed	50,000	February 2022	February 2032	SOFR	1.82%
Receiving floating, pay fixed	50,000	March 2022	March 2032	SOFR	1.80%
Receiving floating, pay fixed	100,000	March 2026	March 2032	SOFR	1.26%
Receiving floating, pay fixed	25,000	June 2022	June 2032	SOFR	1.09%
Receiving floating, pay fixed	50,000	August 2022	August 2032	SOFR	2.27%
Receiving floating, pay fixed	50,000	July 2022	July 2032	SOFR	2.15%
Receiving floating, pay fixed	50,000	July 2022	July 2032	SOFR	1.91%
	710,000
The Company's gain/(loss) on derivatives per the interim condensed consolidated statement of operations for the nine months ended September 30, 2022 and 2021 was comprised of the following:

(figures in thousands of $)
	Nine months ended
	September 30,
	2022	2021
Change in fair value of derivative instruments	76,110	16,166
Realized gain/(loss) on derivative instruments	(1,303)	(5,149)
Gain/(loss) on derivatives	74,807	11,017
Movements in the nine months ended September 30, 2022 for the derivative instrument assets and liabilities is summarized as follows:

(in thousands of $)	Derivative Instrument Asset	Derivative Instrument Liability	Total

At December 31, 2021	5,862	(4,764)	(10,626)
Change in fair value of derivative instruments	71,346	4,764	76,110
Proceeds from termination of derivative instruments	(9,388)	—	(9,388)
At September 30, 2022	67,820	—	67,820

11.        FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The principal financial assets of the Company at September 30, 2022 and December 31, 2021 consist of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable amongst other less significant items. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

FLEX LNG Ltd.
Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash and cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying consolidated balance sheets.

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts reported in the accompanying consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. Carrying value of the floating rate debt is shown net deduction of debt issuance cost, while fair value of floating rate debt is shown gross.

The fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

(in thousands of $)		September 30,		December 31,
		2022		2021
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash, cash equivalents	Level 1	271,124	271,124	200,652	200,652
Restricted cash	Level 1	44	44	518	518
Derivative instruments receivable	Level 2	67,820	67,820	5,862	5,862
Derivative instruments payable	Level 2	—	—	(4,764)	(4,764)
Floating rate long-term debt	Level 2	(1,541,366)	(1,558,472)	(1,206,522)	(1,221,603)
Fixed rate long- term debt	Level 2	(152,696)	(156,329)	(426,897)	(465,287)

There have been no transfers between different levels in the fair value hierarchy during the nine months ended September 30, 2022.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The fair value (Level 2) of our derivative instruments, which is comprised of interest rate swap derivative agreements, is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

FLEX LNG Ltd.
12.        RELATED PARTY TRANSACTIONS
Related Party Balances
A summary of balances due from related parties at September 30, 2022 and December 31, 2021 is as follows:

(in thousands of $)	September 30,	December 31,
	2022	2021
Seatankers Management Norway AS	16	18
Frontline Ltd	—	162
Frontline Management AS	26	1
Northern Ocean Limited	31	47
Sloane Square Capital Holdings Ltd	7	—
Receivables due from related parties	80	228

A summary of balances due to related parties at September 30, 2022 and December 31, 2021 is as follows:

(in thousands of $)	September 30,	December 31,
	2022	2021
Seatankers Management Co. Ltd	(56)	—
Frontline Management (Bermuda) Limited	(31)	(85)
Frontline Corporate Services Ltd	(5)	(30)
Flex LNG Fleet Management AS	(293)	(232)
SFL Corporation Ltd	(1)	(1)
Payables due to related parties	(455)	(348)

Related Party Transactions

A summary of (expenses)/income from related parties is as follows:

(in thousands of $)	Nine months ended
	September 30,
	2022	2021
Seatankers Management Co Ltd	(98)	(83)
Seatankers Management Norway AS	(44)	(60)
Frontline Management (Bermuda) Limited	(242)	(191)
Frontline Management AS	10	(184)
Flex LNG Fleet Management AS	(2,585)	(2,424)
FS Maritime SARL	(32)	(303)
Northern Ocean Limited	6	5
Golden Ocean Management AS	—	(1)
Front Ocean Management AS	(151)	—
Front Ocean Management Ltd	(151)	—
Sloane Square Capital Holdings Ltd	6	—
Avance Gas Trading Ltd	2	—
Total related party transactions	(3,279)	(3,241)

General Management Agreements

We have a service level agreements with Front Ocean Management AS, for the Oslo office, and Front Ocean Management Ltd, for the Bermudan office (together "Front Ocean"). Front Ocean provides certain advisory and support services including human resources, shared office costs, administrative support, IT systems and services, compliance, insurance and legal assistance. In the nine months ended September 30, 2022, we recorded an expense with Front Ocean of $0.3 million for these services.

FLEX LNG Ltd.
We have an administrative services agreement with Frontline Management AS ("Frontline Management") under which they provide us with certain administrative support, technical supervision, purchase of goods and services within the ordinary course of business and other support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. Frontline Management may subcontract these services to other associated companies, including Frontline Management (Bermuda) Limited. In the nine months ended September 30, 2022, we recorded an expense with Frontline Management and associated companies of $0.2 million for these services (September 30, 2021: $0.4 million).

We have an agreement with Seatankers Management Co. Ltd. under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin.

Technical Management and Support Services

Flex LNG Fleet Management AS is responsible for the provision of technical ship management of all of our vessels. During the nine months ended September 30, 2022, we recorded an expense with Flex LNG Fleet Management AS of $2.6 million for these services (September 30, 2021: $2.4 million).

Office Space

We have an agreement with Seatankers Management Norway AS under which it provides us office space for our Oslo based offices, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin.

Consultancy Services

We held a consultancy agreement with FS Maritime SARL for the employment of our Chief Commercial Officer, which was terminated in March 2022. The fee was set at a maximum of CHF437,995 per annum and was charged on a pro-rated basis for the time allocation of consultancy services incurred. In the nine months ended September 30, 2022, we recorded an expense of $0.0 million with FS Maritime SARL for these services (September 30, 2021: $0.3 million).

13.    SHARE CAPITAL
The Company had an issued share capital at September 30, 2022 of $5.4 million divided into 54,110,584 ordinary shares (December 31, 2021: $5.4 million divided into 54,110,584 ordinary shares) of $0.10 par value.

14.    TREASURY SHARES

As of September 30, 2022, the Company holds an aggregate of 838,185 shares at a cost of $8.1 million, with a weighted average of $9.64 per share, pursuant to the buy-back program, which ceased in November 2021 (December 31, 2021: 980,000 shares at a cost of $9.4 million). The decrease in treasury shares in the period is discussed further below in Note 15: Share based compensation.
15.    SHARE BASED COMPENSATION
In April 2022, 15,000 share options, under the April 2020 Tranche, were exercised and settled by the Company through the transfer of 12,491 treasury shares. The number of shares transferred was calculated as the difference between the adjusted exercise price converted to NOK on the exercise date and the closing share price on OSE multiplied by the number of shares exercised. The adjusted exercise price at the date of exercise was $4.90 (or NOK 42.84), adjusted for $2.70 of dividends. The share price on the exercise date was NOK 256.20 on OSE.
In May 2022, the Company issued 50,000 share options to members of management. The share options have a five-year term and a three-year vesting schedule, whereby: 25% will vest after one year; 35% will vest after two years; and 40% will vest after three years. The options have an exercise price of $25.00. The exercise price will be adjusted for any distribution of dividends before the relevant options expire.

FLEX LNG Ltd.
In September 2022, 146,250 share options, under the September 2021 Tranche, were exercised by holders and settled by the Company through the transfer of 129,324 treasury shares. Øystein M. Kalleklev, CEO of Flex LNG Management AS and our principal executive officer, exercised 62,500 share options and subsequently sold 62,500 ordinary shares. Following this exercise, Mr. Kalleklev holds 50,000 ordinary shares and 187,500 share options in the Company. Knut Traaholt, CFO of Flex LNG Management AS and our principal financial officer, exercised 30,000 share options and subsequently sold 30,000 ordinary shares. Following the exercise, Mr. Traaholt holds 90,000 share options in the Company.
As at September 30, 2022, the Company had 488,750 outstanding non-vested share options (December 31, 2021: 615,000), with a weighted average adjusted exercise price of $13.62 (December 31, 2021: $14.21) and a weighted average remaining contractual term of 4.0 years (December 31, 2021: 4.6 years). The number of outstanding vested share options as at September 30, 2022 was nil (December 31, 2021:nil). Adjusted exercise price refers to the fact that the exercise price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's share option scheme.
16.        SUBSEQUENT EVENTS
In October 2022, the Company terminated three interest rate swap agreements with an aggregate notional principal of $150.0 million. The terminated swaps had a weighted average fixed interest of 2.32% swapped for SOFR and a weighted average remaining term of 9.7 years. The terminated swaps had a positive fair value position at the date of termination $14.4 million, which was paid to the Company.

In October 2022, the Company terminated two interest rate swap agreements with an aggregate notional principal of $100.0 million. The terminated swaps had a weighted average fixed interest of 1.81% swapped for SOFR and a weighted average remaining term of 9.4 years. The terminated swaps had a positive fair value position at the date of termination, which was concurrently used to enter into a new interest rate swap agreement, swapping variable rate interest based on SOFR to a fixed rate of interest of 0.95% for a notional amount of $181.0 million with a 2.5 year term.

In November 2022, the Company received a credit approved term sheet for a $150 million term loan facility for the re-financing of Flex Resolute. The facility has an interest of SOFR plus a margin of 175 basis points per annum and has a tenor of six years, which will amortize reflecting an age adjusted repayment profile of 21 years. The facility is subject to final documentation and customary closing conditions and is targeted to be drawn in the fourth quarter 2022, replacing the existing finance for the vessel under the $629 Million Facility.

In November 2022, the Company received a credit approved term sheet for two sale and leaseback agreements with an Asian-based lease provider for Flex Amber and Flex Artemis, to re-finance their existing facilities, the Flex Amber Sale and Leaseback and $629 Million Facility, respectively. Under the terms of the two agreements, the vessels will be sold for a gross consideration, equivalent to the market value of each vessel, and net consideration of $170 million for the Flex Amber and $160 million for the Flex Artemis, adjusted for an advance hire per vessel. The agreements have a lease period of ten years and a the Company has the option to extend for an additional two years. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on SOFR plus a margin of 215 basis points per annum calculated on the outstanding under the lease. The agreements include fixed price purchase options, whereby we have options to re-purchase the vessels at or after the third anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. The agreements are subject to final documentation and customary closing conditions and are expected to be completed in the first quarter 2023.

On November 15, 2022, the Company entered into an Equity Distribution Agreement with Citigroup Global Markets Inc. and Barclays Capital Inc. for the offer and sale of up to $100.0 million of the Company’s ordinary shares, par value $0.10 per share, through an at-the-market offering ("ATM"). The Company has not sold any shares under the ATM as of the date of this report and sales under the ATM are subject to final conditions precedent.

On November 15, 2022, the Company will file a registration statement to register the sale of up to $100 million ordinary shares pursuant to a dividend reinvestment plan ("DRIP"), to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned or other cash amounts, in the Company's ordinary shares on a regular basis, one time basis or otherwise. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, the Company may grant additional share sales to investors from time to time up to the amount registered under the plan. The DRIP will be subject to final conditions precedent.

FLEX LNG Ltd.
On November 14, 2022, the Company’s Board of Directors declared a cash dividend for the third quarter of 2022 of $0.75 per share. The dividend will be paid on or around December 6, 2022, to shareholders on record as of December 1, 2022. The ex-dividend date will be November 30, 2022.

All declarations of dividends are subject to the determination and discretion of the Company’s Board of Directors based on its consideration of various factors, including the Company’s results of operations, financial condition, level of indebtedness, anticipated capital requirements, contractual restrictions, restrictions in its debt agreements, restrictions under applicable law, its business prospects and other factors that the Board of Directors may deem relevant.